CONTACT:
MEDIA: Janet Ko
 (905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Kim Lee
                                 (905) 267-4230 kim.lee@mdsinc.com

For Immediate Release

MDS Announces Voting Support Agreements

TORONTO, CANADA, September 2, 2009 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets earlier today disclosed that it had entered into an agreement to sell its MDS Analytical Technologies business to Danaher Corporation (NYSE: DHR) for $650 million in cash. Further to this announcement, ValueAct Capital and Enterprise Capital Management Inc., two of the Company’s largest shareholders, who collectively own approximately 23% of the Company’s outstanding common shares, have each entered into an agreement with Danaher pursuant to which they have agreed to vote their common shares in favor of the transaction.   These agreements are subject to the ability of the shareholders to change their vote if the Board changes its recommendation with respect to the transaction.

The completion of the sale of the MDS Analytical Technologies business is subject to, among various other conditions, shareholder approval. A Special Meeting of Shareholders is expected to be held in October 2009.  The sale must be approved by two-thirds of the votes cast at the meeting.

MDS anticipates that a management proxy circular for the shareholder meeting will be mailed to shareholders later this month and will be available at www.sedar.com, www.sec.gov/edgar.shtml and www.mdsinc.com.

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that customers need for the development of drugs and diagnosis and treatment of disease. MDS Inc. is a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 4,200 highly skilled people in 13 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements, including statements with respect to the proposed sale of the MDS Analytical Technologies business, the proposed use of proceeds from the sale, the strategy of the remaining business and the Company’s intention to sell other assets of the Company.  Some forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance, and are inherently subject to risks and uncertainties. MDS’s actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful implementation of structural changes, including restructuring plans, acquisitions and divestitures including the proposed sale of  the MDS Analytical Technologies business, technical or manufacturing or distribution issues, the competitive environment for MDS’s products and services, the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to delay or cancel certain contracts, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, Annual Information Form, and Annual Report on Form 40-F for the fiscal year ended October 31, 2008, filed with the U.S. Securities & Exchange Commission.

SOURCE: MDS